Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$145	$161	$104	$(89)	$31
Less: capitalized interest	(5)	(4)	(7)	(48)	(43)
Add: Fixed charges	273	272	298	357	343
Amortization of capitalized interest	2	2	2	2	1

Total earnings	$415	$431	$397	$222	$332

Fixed charges:
Interest expense	$171	$172	$189	$228	$230
Amortization of debt costs	8	8	9	17	6
Rent expense representative of interest	94	92	100	112	107

Total fixed charges	$273	$272	$298	$357	$343

Ratio of earnings to fixed charges (1)	1.52	1.59	1.33	—	—

(1)	Earnings were inadequate to cover fixed charges by $135 million and $11 million for the years ended December 31, 2008 and 2007, respectively.